Exhibit 4.9

January 28, 2003

James R. Spoerl

30 Rolling Lane

Wayland, MA  01778

Dear Mr. Spoerl:

This letter sets forth the basis upon which James R. Spoerl ("you") and VillageEDOCS (the "Company") have agreed to settle any and all claims that you and any affiliates, successors and assigns may have against the Company.  As you know, the Company is presently without sufficient cash to pay the amount of your claim.  We wish to reach an amicable settlement with you and avoid further legal expenses related to this matter.

Accordingly, it is agreed that you will accept 109,091 restricted shares of common stock of VillageEDOCS (the "Shares") in full satisfaction of all claims that you and any affiliates and their respective successors and assigns, including but not limited to Global Technology Marketing, Inc., may presently have against the Company.  The Shares will be issued to you and delivered no later than 10 business days from the date you deliver to us copy of this letter signed by you.

You represent that you have never rendered to the Company any services in connection with the offer or sale of securities, capital raising, or promoting or maintaining a market for the Company's securities and have only rendered services to the Company in connection with product and service marketing.

I enclose a copy of the Company's most recent Annual Report for the year ended December 31, 2001 as well as the Quarterly Report for the nine months ended September 30, 2002. You acknowledge that you have been afforded the opportunity to ask questions of and get answers from management of the Company as to such matters as you deemed appropriate in connection with evaluating the transaction contemplated by this letter, that you understand that the common stock to be issued to you has not been registered under the Securities Act of 1933 (the "Act") in reliance on an exemption from registration, that the Shares may not be sold or otherwise disposed of by you without registration under that Act or an exemption therefrom, and that certificates evidencing the Shares will bear a legend so indicating.  You further acknowledge and represent that you are acquiring the Shares for your own account and not with a view to distribution.  You acknowledge that you are a former consultant to the Company and as an investor, you represent that you are sufficiently sophisticated with respect to an investment in the Company.  Accordingly, the shares to be issued to you will be issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. You and the Company agree that no underwriters were used.

                        If at any time or from time to time, the Company proposes to register any of its equity securities under the Act, on a form that would also permit registration of the Shares, we shall use our best efforts to cause the Shares to be registered under the Act. It shall be a condition precedent to our obligation to use our best efforts to cause the Shares to be registered, that you shall furnish to the Company such informationregarding you, the securities held by you, and the intended method of disposition of such securities as the Company shall reasonably request and as shall be required in connection with the action to be taken by it. If the restrictive legend is not removed by March 31, 2003, this agreement is null and void, the Shares must be surrendered by you to the Company for cancellation, and the Company will continue to owe you $24,000 once you have surrendered the Shares for cancellation.

                        The Company shall also use our best efforts to obtain any necessary legal opinions to facilitate, where permitted by the Act, the removal of the restrictive legends from the Shares.

                        In connection with any registration of the Shares, (i) you and we will enter into appropriate and customary indemnification agreements with respect to information furnished by each of us in connection with registration, and (ii) you agree that any sale of the Shares will be executed at a minimum price per share that is no less than 20% below the average closing price of the Company's common stock on the OTCBB, or other established securities exchange or market, for the ten trading days prior to the date of any sale.

Subject to your receipt of the Shares, you, your affiliates, successors, and assigns, including, but not limited to, Global Technology Marketing, Inc., release the Company, its officers, agents, attorneys, and affiliates and their respective successors and assigns from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckoning, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which you, or your successors or assigns ever had, now have or hereafter can, shall or may, have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this letter.

                        You expressly acknowledge that you have read and understand the meaning and significance of Section 1542 of the California Civil Code, and having such understanding, hereby waive any and all rights you may have under that Section, which provides:

"A general release does not extend to claims which the creditor does not know or expect to exist in his favor at the time of executing the release, which if known by him must have materially affected the settlement of the debtor."

This letter agreement shall be governed by and construed in accordance with laws of the State of California.

Please confirm your agreement to the foregoing by signing and returning to us the enclosed copy of this letter.

Very truly yours,

                                                                        /s/K. Mason Conner

K. Mason Conner

Chief Executive Officer

Agreed to and Accepted:

/s/ James R. Spoerl

James R. Spoerl, a natural person

Date:  January 28, 2003

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